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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                      001--15493

                                                                    CUSIP NUMBER
                                                                      0000313041

(CHECK ONE)      / / Form 10-K     / / Form 20-F     / / Form 11-K
                 /X/ Form 10-Q     / / Form N-SAR

For Period Ended:     March 31, 2002

/ /  Transition Report on Form 10-K and Form 10-KSB
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q and 10-QSB
/ /  Transition Report on Form N-SAR
For the Transition Period Ended:
                                 --------------------------------------


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

         EPICEDGE, INC.

Former Name if Applicable:

         DESIGN AUTOMATION SYSTEMS, INC.

Address of Principal Executive Office:

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         5508 TWO NINETY WEST, SUITE 300
         AUSTIN, TEXAS  78735

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) /X/

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

         THE COMPANY HAS NOT BEEN ABLE TO COMPILE THE REQUISITE FINANCIAL AND OTHER NARRATIVE INFORMATION NECESSARY TO ENABLE IT TO HAVE SUFFICIENT TIME TO COMPLETE THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q BY MAY 15, 2002, THE REQUIRED FILING DATE, WITHOUT UNREASONABLE EFFORT AND EXPENSE.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         PETER B. COVERT, PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER
         (512) 261-3346

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                             /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations

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from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                /X/ Yes / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The income statement included on the Form 10-Q will report a net loss for the first quarter of the fiscal 2002 year of approximately $(642,000), compared to a net loss of approximately $(4,283,000) in the first quarter of the fiscal 2001 year. The overall reduction in the loss of approximately $3,641,000 is a result of the facts that the loss in the first quarter of fiscal 2001 was primarily the result of continuing operating costs of previously acquired businesses which were either disposed of or written off in during 2001 and the positive results of cost reduction programs which commenced in 2001.

                                 EPICEDGE, INC.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 15, 2002              By:
                                      --------------------------------
                                      Peter B. Covert,
                                      PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER